CDK Global, Inc.
1950 Hassell Road,
Hoffman Estates, IL, 60169
March 7, 2018

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
CDK Global, Inc.
Registration Statement on Form S-4
Ladies and Gentlemen:
CDK Global, Inc. (the “Issuer”) has filed a registration statement on Form S-4 (the “Registration Statement”) for the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of $600,000,000 in aggregate principal amount of its 4.875% Senior Notes due 2027 (the “Exchange Notes”) to be offered in exchange (the “Exchange Offer”) for a like aggregate principal amount of the Issuer’s registered 4.875% Senior Notes due 2027 (the “Existing Notes”). The Issuer is registering the Exchange Notes in reliance upon the position enunciated by the Staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1988), and in Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991).
The Issuer represents that neither it nor any of its affiliates has entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person has any arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the aforementioned no action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. The Issuer acknowledges that such a resale transaction by such person participating in the Exchange Offer pursuant to such arrangement or understanding for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.
The Issuer will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that it is the position of the Staff that any broker-dealer that holds the Existing Notes for its own account acquired as a result of market-making activities or other trading activities, and that receives the Exchange Notes in exchange for the Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes and must confirm that it has not entered into any arrangement or understanding with the Issuer or any of its affiliates to distribute the Exchange Notes. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

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Very truly yours,

CDK GLOBAL, INC.

By:	/s/ Lee J. Brunz Lee J. Brunz

Executive Vice President, General Counsel and Secretary (Title)

cc:	David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP